July 28, 2005


Mail Stop 4561

Mr. John R. Signorello
Chief Financial Officer
IceWEB, Inc.
205 Van Buren Street, Suite 420
Herndon, VA 20170

Re:	IceWEB, Inc.
	Form 10-KSB for the year ended September 30, 2004
	Form 10-QSB for the quarter ended December 31, 2004
      Form 10-QSB for the quarter ended March 31, 2005
	File No. 0-27865

Dear Mr. Signorello:

      We have reviewed your response letter dated July 20, 2005 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended September 30, 2004

Consolidated Financial Statements

Note 10 - Acquisitions, page 28

1. We have read your response to prior comment 2. With respect to the Iplicity and DevElements acquisitions, we note that although development work on the software and source code had been completed, substantial research and development was required before any value could be assigned to the fully developed software. As it relates to costs allocated to assets to be used in research and development activities, please tell us how you considered FIN 4 and paragraphs 11(a) and 11(c) of SFAS 2 to determine whether the test of alternative future use was met. In addition, please advise us whether any costs identified with no alternative future use were charged to expense at the acquisition date.

2. Further to our previous comment, please advise us of your consideration of paragraphs 39 and A14 of SFAS 141 as it relates to your conclusion that the Interlan and Seven Corporations had no intangible assets of any value. In addition, please explain the primary reasons for the acquisitions.

Form 10-QSB for the quarter ended March 31, 2005

Consolidated Financial Statements

Note 3 - Stockholder`s Equity, page 7

3. We have read your response to prior comment 3. We note that the value of the preferred stock warrants issued in conjunction with the preferred stock was considered not material and therefore no dividend was recorded. Please tell us the value and how you determined the value to be immaterial.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Rachel Zablow, Staff Accountant, at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief


??

??

??

??

Mr. John R. Signorello
IceWEB, Inc.
July 28, 2005
Page 2